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                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

The following email message from Michael Capellas, Compaq's Chairman and Chief Executive Officer, was sent to Compaq employees on November 9, 2001, and is being posted to Compaq's internal intranet:

To: Compaq Global Team

From: Michael Capellas

Subject: Merger

There has been a lot of news swirling around our proposed merger with HP this week and a lot of speculation about what it means for the future. I don't want to minimize the significance of these events. But they do not change our belief that this is a powerful combination that will create a stronger market and technology leader.

Let there be no doubt that we remain committed to the merger and the success of the new HP, and we will work hard to win the confidence and the votes of both companies' shareholders. It is the right thing to do for our company and for our customers, partners, shareholders and employees. That is why the Compaq board voted unanimously on Wednesday to reaffirm its support for the merger. The HP board, with the exception of board member Walter Hewlett, also made a strong statement of its continued "enthusiastic support" for the combination.

The next big milestone in the merger process is the filing of a joint merger proxy/prospectus with the U.S. Securities and Exchange Commission, which will happen shortly. It is a lengthy document that contains details about the merger and other information shareholders need to make an informed decision about how to vote their shares. Once the SEC reviews the proxy we will mail it to shareholders and schedule the special meeting at which they will vote. We expect that meeting to take place sometime in the first quarter of 2002.

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Q4
As important as the merger is, we have an equally important objective in the short term. That is to deliver a solid performance in Q4. There's nothing we can do today that will say more about our strength and our passion for winning than to exceed our Q4 performance targets. As we said when we reported Q3 earnings, we expect revenue of $7.6 to 7.8 billion and a loss of three cents a share in Q4. The market remains difficult, but I believe we can do better.

One reason for my confidence is the tremendous support of our customers. Earlier this week, I spoke to about 3,000 IT executives and 150 CIOs at Gartner Symposium in France, and met with key customers in Paris. I was pleased with the feedback I received, not only about the merger but also about opportunities to do more business. The best indication is the number of significant customer wins we've had since we announced the merger. In the past two months, we've won more than $2 billion in business, and these are just the wins that we've been able to talk about publicly.

I know that we're asking a lot of you. The current economic and business environment is hard enough; the merger and the uncertainty that many of you feel about the future make it even tougher.

But it's time for us to rally around our customers, compete aggressively in the market and execute, execute, execute. This we know how to do.

Thank you for all your hard work on behalf of our customers and for your commitment to Compaq's success.

Michael

FORWARD-LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

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ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Full participant information may be found in HP's Form 425 filed with the SEC on September 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.